UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Declaration of Cash Dividends by Kookmin Bank

On February 5, 2026, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW 2,310 per common share, for a total dividend amount of KRW 934,115,757,960, subject to shareholder approval. Such cash dividend amount does not include the quarterly dividends that have already been paid (KRW 2,480 per share, or KRW 1,002,860,207,680 total).

The record date is December 31, 2025, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Kookmin Bank, which is expected to be held on March 25, 2026.

The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Bank.

The contents of the above declaration remain subject to change pending the results of the audit by Kookmin Bank’s independent auditors and the approval at the annual general meeting of shareholders of Kookmin Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 5, 2026	By: /s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer